

Mail Stop 7010

February 23, 2009

Terry D. Schumacher
Chief Financial Officer
Jewett-Cameron Trading Company Ltd.
32275 NW Hillcrest
North Plains, Oregon 97133

>   **Re: Jewett-Cameron Trading Company Ltd.**
>   **Form 10-K for Fiscal Year Ended August 31, 2008**
>   **File No. 0-19954**

Dear Mr. Schumacher:

        We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED AUGUST 31, 2008

Prior Comment 9

1.   FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes" is effective for fiscal years beginning after December 15, 2006. Please tell us if and how you adopted this new accounting standard. If applicable, tell us and disclose in future filings the impact of the adoption. If not, please tell us when and how you intend to adopt this standard.

Prior Comment 10

2. It remains unclear to us how you determined it was appropriate to aggregate all the business operations within the Lawn, Garden, Pet and Other Segment into one reportable segment as you noted in your response only one of the aggregation criteria in paragraph 17 of SFAS 131 (similar customers). In our prior comment we noted the apparent differing gross margins of the specialty metals products and the wide variety in the nature of the products offered by this subsidiary (dissimilar economic characteristics). Please provide a detailed analysis of how this reportable segment meets all of the paragraph 17 aggregation criteria, or tell us how you will revise your segment reporting in future filings to separately present the operating segments which cannot be aggregated under SFAS 131.

Prior Comment 12

3. From your response we understand that you do not allocate items such as interest and other income to your reportable segments. As such please include a reconciliation in future filings from your segmental measure of profit or loss, which appears to be income from operations, to consolidated income before taxes in accordance with paragraph 32(b) of SFAS 131.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief